UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Track Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

CRC Founders Fund, LP 1040 S Gaylord Street, Suite 25 DENVER, CO 80209 (405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/14/2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.	81373R109	Page 2 of 6 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
691,691 shares
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
691,691 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
691,691 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
12		TYPE OF REPORTING PERSON
IN

Denver J. Smith does not own these shares personally. He is the Lead Manager for the CRC Founders Fund, LP, and therefore may be deemed to beneficially own 691,691 shares of stock held by the CRC Founders Fund, LP.

Page 2 of 6 Pages

CUSIP No.	81373R109	Page 3 of 6 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
691,691 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
691,691 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
691,691 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
12		TYPE OF REPORTING PERSON
PN

The CRC Founders Fund, LP is the direct owner of 691,691 shares of common stock.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Track Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 E. 5th Avenue, Suite 100, Naperville, IL, 60563

Item 2(a).	Name of Person Filing:

CRC Founders Fund, LP

Denver J. Smith

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Denver J. Smith lives at 350 S Race Street, Denver, CO, 80209. CRC Founders Fund, LP is located at 1040 S Gaylord Street, Suite 25, Denver, CO, 80209.

Item 2(c).	Citizenship:

Denver J. Smith is a citizen of the United States of America. CRC Founders Fund, LP is a Delaware LP.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

81373R109

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CRC Founders Fund, LP

(a)	Amount Beneficially Owned: 691,691 shares
(b)	Percent of Class: 5.8%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 691,691 shares
(ii)	shared power to vote or to direct the vote: 0 shares
(iii)	sole power to dispose or to direct the disposition of: 691,691 shares
(iv)	shared power to dispose or to direct the disposition of: 0 shares

Page 4 of 6 Pages

Denver J. Smith

(a)	Amount Beneficially Owned: 691,691 shares
(b)	Percent of Class: 5.8%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0 shares
(ii)	shared power to vote or to direct the vote: 691,691 shares
(iii)	sole power to dispose or to direct the disposition of: 0 shares
(iv)	shared power to dispose or to direct the disposition of: 691,691 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

Denver J. Smith is the Lead Manager for the CRC Founders Fund, LP, an investment partnership. Mr. Smith has the shared power to vote and dispose of the shares held by the CRC Founders Fund, LP.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2023	/s/ Denver Smith
Name: Denver Smith
Title: Self

Dated: June 22, 2023	/s/ Denver Smith
Name: CRC Founders Fund
Title: Lead Manager

Page 6 of 6 Pages